August 27, 2018

Via EDGAR Filing and e-mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Erin Purnell

Re:	Seacoast Banking Corporation of Florida (the “Company”) Registration Statement on Form S-4 (File No. 333-226225), as amended (the “Registration Statement”)—Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as amended, effective under the Securities Act at 4:30 p.m., Eastern Time, on August 28, 2018, or as soon thereafter as practicable. We also request that the Commission specifically confirm such effective date and time to us in writing.

In connection with the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, the Company hereby acknowledges the following: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SEACOAST BANKING CORPORATION OF FLORIDA

By:	/s/ Charles M. Shaffer
Charles M. Shaffer
Chief Financial Officer

cc:	Randolph A. Moore III
Alston & Bird LLP